FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated January 21, 2003 (Quebecor Media Inc.).

December 31, 2001 to December 31, 2002
QUEBECOR MEDIA INC. REDUCES DEBT BY CA $350 MILLION

Montreal – January 21, 2003 – Fiscal 2002 provided the opportunity for Quebecor Media Inc. to reduce its debt by 9.5% (excluding changes due to fluctuations in the exchange rate of the Canadian dollar) from CA$3.7 billion to CA$3.3 billion. Moreover, as of December 31, 2002 Quebecor Media Inc. could rely on consolidated cash of CA$262 million.

By paying off its 54.7% share of the term loan of CA$429 million, Quebecor Inc. allowed Quebecor Media Inc. to reduce its debt by CA$235 million.

Furthermore, in 2002 Vidéotron ltée generated sufficient free cash flow to reduce its loans under its credit facilities by CA$155 million, or 13% of the amount borrowed under its credit facilities as of December 31, 2001.

On January 16, 2003 Sun Media Corporation announced its intention to proceed with a private placement of senior notes for approximately US$200 million. The placement is concurrent and conditional to the underwriting of new bank credit facilities of approximately CA$385 million. Proceeds from the senior notes sale, together with new bank credit facilities, will be used to fully retire loans granted by Sun Media Corporation within the framework of its current bank credit facilities, to reimburse its two series of outstanding senior subordinated notes and to pay dividends of approximately CA$220 million to its parent company, Quebecor Media Inc., out of which CA$150 million will ultimately be assigned to the reduction of Vidéotron ltée long term debt.

1

Quebecor Media Inc. Debt Structure As of December 31, 2002

(millions of dollars) (3)	Dec. 31, 2001 (actual)	Variation (projected)	Dec. 31, 2002 (projected)

Quebecor Media
Revolving bank credit facility	$—	$—	$—
Term Loan B-1 (1)	429.0	(235.0)	194.0
Senior subordinated notes (4)	1369.1	40.0	1409.1

Total	1798.1	(195.0)	1603.1

Vidéotron
Revolving bank credit facility	$—	$—	$—
Term Loan (2)	1157.3	(155.9)	1001.4
Secured notes - CF Cable	130.3	(3.4)	126.9

Total	1287.6	(159.3)	1128.3

Sun Media
Revolving bank credit facility	$—	$—	$—
Term Loan	337.8	—	337.8
Subordinated notes	216.7	—	216.7

Total	554.5	(0.0)	554.5

TVA	$43.6	$—	$43.6

Other debt	$11.6	$—	$11.6

Total Quebecor Media Inc.	$3695.4	$(354.3)	$3341.1

Notes:

(1)	Includes repayment of CA$234.7 million by Quebecor Inc. but does not allow for upcoming repayment of CA$194.3 million by La Caisse de Dépôt et de Placement du Québec.

(2)	Includes mandatory repayment of term loans in Q1 and Q2 2002, for a total of CA$25.9 million, voluntary repayment of CA$3.4 million for Secured notes – CF Cable, as well as voluntary repayment of term loans in the amount of CA$130 million in December 2002.

(3)	Excluding changes in debt amounts due to fluctuations in the exchange rate.

(4)	Increase essentially due to amortization of issuance discount of senior subordinated notes.

2

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Telecom Ltd.).

Information:

Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Portable: (514) 236-8742 lavoie.luc@quebecor.com	Claude Hélie Executive Vice President and Chief Financial Officer Quebecor Inc. Office: (514) 380-1948

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

————————————————————
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: January 22, 2003